March 21, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Michael Fay, Staff Accountant

Division of Corporation Finance

Re:          Mead Johnson Nutrition Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-34251

Dear Mr. Fay:

As discussed in our conversation earlier today, Mead Johnson Nutrition Company (“MJN”) is in the process of preparing its response to the Securities and Exchange Commission Staff’s comment letter dated March 19, 2013.  Per our conversation, MJN will respond to the Staff’s letter on or before April 16, 2013.

I appreciate your assistance in this matter.  Please feel free to call me directly at 847-832-2436 with any questions regarding this letter.

Very truly yours,

/s/ Erin R. McQuade

Erin R. McQuade
Senior Counsel, Corporate, Securities and Compliance
Mead Johnson Nutrition Company

cc:           Karl Hiller, Branch Chief

Kim Calder, Assistant Chief Accountant

Tom De Weerdt, Mead Johnson Nutrition Company